BREEZE-EASTERN CORPORATION

engineered products for global partners™

June 15, 2007

Mr. Nelson Obus
Wynnefield Partners Small Cap Value, L.P.
450 Seventh Avenue, Suite 509
New York, NY 10123

Mr. Philip W. Goldsmith
Goldsmith & Harris, Incorporated
80 Pine Street
New York, NY 10005

Mr. Jay R. Harris
Goldsmith & Harris, Incorporated
80 Pine Street
New York, NY 10005

Gentlemen:

Your current board of directors continues to work hard to build shareholder value, and we are proud of the Company's many accomplishments under the direction of the current board and management team.

Notwithstanding the foregoing, the purpose of this letter is not to recite these accomplishments which have contributed to the doubling of our share value since January 2006. Rather this letter is intended to put forth a proposal to provide a compromise solution to the issue of Board composition raised by your group.

We have listened carefully to your concerns and seriously considered your position. In addition, we have solicited input from other large shareholders (including, among others, Tinicum Capital Partners) and have distilled these inputs into three criteria for nominating candidates for the Board who will best serve the interests of all shareholders. These criteria can be summarized as follows:

1) We should nominate the strongest Board possible – in terms of skills, business experience and interest level.
2) The Board should be owner oriented. All shareholders should be represented. Accordingly, our proposal includes nominees that are recommended by you, Tinicum Capital Partners and nominees that represent other owners of the company including non-institutional owners.

3) There should be continuity. Board transitions can be disruptive to the business, creating an unsettled environment for management, employees and customers.

In the spirit of finding an acceptable solution, four of our Directors have agreed to vacate their board seats solely in the interest of offering a meaningful compromise. In order to achieve the objectives, we evaluated all the Board candidates and will nominate the following slate of eight Directors consisting of four incumbents and four new Directors.

Incumbents:

1) Mr. Robert White: The Company's President and Chief Executive Officer.
2) Ms. Gail Lieberman, a current director of the Company (since 2005), a member of the Strategic Planning Committee and Chairwoman of the Audit Committee.
3) Mr. William Recker, the lead Director of the Company since 2005, Chairman of the Strategic Planning Committee and member of the Incentive and Compensation Committee.
4) Mr. William Shockley, a partner in Tinicum Capital Partners and Tinicum Board representative since February 2006, chairman of the Governance and Nominating Committee and member of the Strategic Planning Committee.

New Directors:

1) Mr. Charles Grigg, an operating partner of Tinicum Capital Partners and former aerospace industry executive.
2) Mr. William Alderman, one of your nominees and former investment banker specializing in niche aerospace industry businesses.
3) Mr. Jay Harris, a principal in the firm of Goldsmith and Harris, and a long term shareholder in the Company.
4) Mr. Russell Sarachek, named in Item 4 of the 13D/A dated April 24, 2007, filed by you and Terrier Partners LP, and a managing director of a value based investment advisor.

Attached is a schedule of the draft bios for these eight individuals that would appear in the proxy statement if this were the agreed slate.

Assuming that you find the foregoing acceptable, we would suggest we move forward on this basis, memorialize our agreement in writing and disclose the same to our shareholders, management and employees. Furthermore, we propose to have an organizational meeting to introduce the nominees to each other and begin to formulate

thoughts about committee assignments and agree on a compensation structure for the directors (which we expect to be reduced).

We think it is in the best interests of the business to resolve this matter quickly. We have made significant compromises to facilitate this objective. Mindful of the logistics of putting together a proxy statement and arranging an annual meeting, we would appreciate it if you could provide a response in the next week or so. We look forward to your favorable response and to moving forward together.

Very truly yours,

John H. Dalton
Chairman of the Board of Directors

EXHIBIT A

DRAFT BIOGRAPHICAL INFORMATION

Mr. William H. Alderman, 44 as of [insert annual meeting date], is a candidate to become a director of the Company. He is the President of Alderman & Company, representing aerospace and defense companies. From [year] to [year] he was Managing Director of the aviation investment banking practice of Fieldstone. From [year] to [year] he held senior positions in investment management and corporate development at GE Capital, Aviation Sales Company. Mr. Alderman is a director of Teamstaff, Inc.

Mr. Charles W. Grigg, 68 as of [insert annual meeting date], is a candidate to become a director of the Company. He has been a member of the General Partner of Tinicum Capital Partners (TCP) since 2002. From 1993 to 2002, he was Chairman of the Board and Chief Executive Officer of SPS Technologies, Inc. From 1993 to 1996 he was President and Chief Operating Officer of Watts Industries, Inc. He is a Chairman of TCP portfolio companies Selkirk Americas, L.P., Penn Engineering & Manufacturing Corp. and Western Pneumatic Tube Holdings, LLC.

Mr. Jay R. Harris, 72 as of [insert annual meeting date], is a candidate to become a director of the Company. Since 1982, Mr. Harris has served as the President and co-founder of Goldsmith & Harris, Inc., a broker-dealer providing investment research to institutional and professional investors and administering an investment advisory operation. From [year] to 1978, Mr. Harris served as Vice President Investment Research with Goldman Sachs.

Ms. Gail F. Lieberman, 64 as of [insert annual meeting date], has been a director of the Company since October 2005. She is the Managing Partner of Rudder Capital LLC, a mergers and acquisitions advisory and consulting firm serving middle market companies in the services sector. She oversees buy-side, sell-side, consulting and recruiting assignments for business information and services, financial, media and consumer companies. From 1996 to 1999, Ms. Lieberman served as Chief Financial Officer of the Financial and Professional Publishing Group, a division of The Thomson Corporation, a public information services company. From 1994 to 1996, she was Vice President, Managing Director and Chief Financial Officer of Moody Investor's Services, Inc. Ms. Lieberman is a Director of I-trax, Inc.

Mr. William J. Recker, 64 as of [insert annual meeting date], has been a director of the Company since October 1997. He is currently retired. He was Chairman of the Board, President and CEO of Gretag Imaging Group, Inc., a publicly traded Swiss company, serving the photofinishing and imaging industry. He also served on the Board of Amazys Holding AG, a Swiss public company producing products for color control and confirmation in the graphic arts, textile and coatings industry. Mr. Recker currently serves on various boards of small, private high technology start-ups and non-profit organizations.

Mr. Russell M. Sarachek, 53 as of [insert annual meeting date], is a candidate to become a director of the Company. He has been the managing director of Contra Capital Management, a value based investment advisor, since 2002. From 1992 to 2003, Mr. Sarachek held various positions, including Executive Vice President and director of mergers and acquisitions, with Groupe Schneider, a global leader in the manufacture and distribution of electrical equipment and industrial controls.

Mr. William M. Shockley, 45 as of [insert annual meeting date], has been a member of the general partner of Tinicum Capital Partners II, L.P. since 2004. From May 2005 through June 2006 he was the President, Chief Executive Officer of Penn Engineering & Manufacturing Corporation, a leading manufacturer of specialty fasteners and a portfolio company of Tinicum Capital Partners. Mr. Shockley was Chief Financial Officer of SPS Technologies, Inc., a leading manufacturer of specialty fasteners, materials and components for the aerospace, industrial and automotive markets, from 1995 to 2003.

Mr. Robert L. G. White, 65 as of [insert annual meeting date], has been President and Chief Executive Officer of the Company since February 2003. In January 2003 he was appointed to the Board of Directors of the Company. From April 1994 to October 2006, he served as President of the Breeze-Eastern division, at which time the name of the Company was changed to Breeze-Eastern Corporation. The Company was formerly known as TransTechnology Corporation. From April 1998 to February 2003, he also served as President of the Aerospace Products Group of the Company.